EXHIBIT (a)(3)

All Employee Email announcing Stock Option Exchange Program

From:  Bill Garvey
Sent:  Thursday, July 25, 2002 5:51 PM
To:  #Everyone
Subject:  Stock Option Exchange Program

Today, Actuate is announcing an important and exciting opportunity for all employees who have Actuate Corporation employee stock options.

As you know, the equity markets have been incredibly volatile in recent years. So much that even the best companies have not been insulated from unforeseen dramatic movements in stock price.

The Board of Directors and management team at Actuate recognizes that the stock option program is a valuable program to employees and that the overall market environment has left many of your options at prices much higher than the stock is trading today.

In response, we are announcing the Actuate Employee Stock Option Exchange Program. This voluntary program allows all Actuate employees to cancel existing options with exercise prices of $5.00 per share and above and exchange them for new options that will be granted no earlier than 6 months and 1 day from the date of cancellation and no later than March 1, 2003. The new grant(s) will have the same vesting schedule(s) as the original grant(s). No options will be granted to participants in the program before March 1, 2003 and, consequently, participants will not be eligible for 2002 performance grants which would normally be granted in January 2003.

This is not a stock option re-pricing. A re-pricing would force the company to take a significant charge to earnings and would hinder the company’s earnings growth.

You will soon receive a document from Stock Administration that details the Employee Stock Option Exchange program, the possible benefits and risks, and what you need to do if you choose to participate in the program. I encourage you to review the material in detail and consider your decision carefully.

Speaking for the Board and all of management, we continue to believe that Actuate’s opportunities for growth are better than ever and, as always, want to provide the best ways to reward employees for our execution on those opportunities. I believe that this program is an important indication of our appreciation for the entire Actuate team.

Bill Garvey
General Counsel and
Vice President, Corporate Development
Actuate Corporation
701 Gateway Boulevard
South San Francisco, CA 94080
ph:650-837-2293
fx:650-827-1568
www.actuate.com